

Bluebell Capital Partners disclosed its votes for BlackRock 15 May 2024 AGM (including Item 6, Vote "FOR")

Bluebell votes against 6 directors including Chairman/CEO Larry Fink, director and co-founder Susan Wagner, Lead Independent Director Murry Gerber



LONDON, NONE, UNITED KINGDOM, May 10, 2024 /EINPresswire.com/ -- At the upcoming BlackRock AGM on May 15th, 2024, Bluebell Capital Partners ("Bluebell") supports BlackRock on 11 out of 19 Management proposals, and 2 out of 3 Shareholders Proposals.



Bluebell welcomes discussion with fellow shareholders regarding next weeks AGM"

Giuseppe Bivona, Bluebell Capital Partners Co-CIO

Bluebell is voting against 6 directors including Chairman/CEO Larry Fink, director and co-founder Susan Wagner and Lead Independent Director Murry Gerber. Bluebell Capital Partners also opposes the remuneration of named executive officers and the renewal of auditors.

BLUEBELL VOTED AS FOLLOWS:
Management Proposals: AGAINST 8 out of 19

Item 1a: Election of Director Pamela Day: FOR
Item 1b: Election of Director Laurence D Fink: AGAINST
Rationale: should relinquish the role of Chairman in favour of an independent Chairman
Item 1c: Election of Director William E. Ford: FOR
Item 1d: Election of Director Fabrizio Freda: AGAINST
Rationale: too long tenure to be considered independent
Item 1e: Election of Director Murry S. Gerber: AGAINST
  Rationale: too long tenure to be considered independent, not appropriate as Lead Independent Director
Item 1f: Election of Director Margaret "Peggy" L. Johnson: FOR
Item 1g: Election of Director Robert S. Kapito: FOR
Item 1h: Election of Director Cheryl D. Mills: FOR
Item 1i: Election of Director Amin H. Nasser: AGAINST
  Rationale: Inconsistent with BlackRock stated ESG policies
Item 1j: Election of Director Gordon M. Nixon: FOR

Item 1k: Election of Director Kristin C. Peck: FOR
Item 1l: Election of Director Charles H. Robbins: FOR
Item 1m: Election of Director Marco Antonio Slim Domit: AGAINST
  Rationale: too long tenure to be considered independent
Item 1n: Election of Director Hans E. Vestberg: FOR
Item 1o: Election of Director Susan L. Wagner: AGAINST
  Rationale: Too long tenure to be considered independent - not appropriate as chair of the Risk Committee
Item 1p: Election of Director Mark Wilson: FOR
Item 2: Approval, in a non-binding advisory vote, of the compensation for named executive officers: AGAINST
  Rationale: Potential for excessive compensation, especially with regards to cash compensation which seems almost discretionary
Item 3: Approval of the BlackRock, Inc. Third Amended and Restated 1999 Stock Award and Incentive Plan: FOR
Item 4: Ratification of the appointment of Deloitte LLP as BlackRock's independent registered public accounting firm for the fiscal year 2024: AGAINST
  Rationale: After 22 years on role, a change of auditor would be welcome

Shareholder Proposals: AGAINST 1 out of 3
Item 5: Report on EEO Policy Risk: AGAINST
Rationale: Against shareholders interest
Item 6: Amend Bylaws to Require Independent Board Chair: FOR
Rationale: A first step to improve a structurally weak governance, without disrupting the business
Item 7: Report on Proxy Voting Record and Policies for Climate Change-Related Proposals: FOR
Rationale: A welcome proposal that will pressure BIS to upgrade its standard of voting and force consistency between what BlackRock states and what BlackRock implements

Matt Low
Bluebell Capital Partners Limited
+44 20 3826 0104
email us here